UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009

Commission File Number: 001-34238

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Exhibit Index

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: October 20, 2009

Exhibit Index
Exhibit 99.1 — Summary of the Results of the Annual General Meeting

Exhibit 99.1
The9 Limited Held its Annual General Meeting on October 20, 2009
At its 2009 Annual General Meeting of shareholders held in Shanghai on October 20, 2009, The9 Limited’s shareholders passed the following resolutions:
(1)	the re-election and appointment of Davin Alexander Mackenzie as an independent director (Class II) of the Company, effective from the closing of the Annual General Meeting held on October 20, 2009, to serve for a three (3) year term ending at the 2012 Annual General Meeting or until his successor is duly elected and qualified;

(2)	the re-election and appointment of Chao Yong Wang as an independent director (Class II) of the Company, effective from the closing of the Annual General Meeting held on October 20, 2009, to serve for a three (3) year term ending at the 2012 Annual General Meeting or until his successor is duly elected and qualified; and

(3)	the re-election and appointment of Ka Keung Yeung as an independent director (Class II) of the Company, effective from the closing of the Annual General Meeting held on October 20, 2009, to serve for a three (3) year term ending at the 2012 Annual General Meeting or until his successor is duly elected and qualified.